January 26, 2017

To whom it may concern:

Company Name:	Minebea Co., Ltd.
Representative:	Yoshihisa Kainuma
Representative Director,
President and Chief Executive Officer
(Code No. 6479 TSE Div. No. 1)
Contact:	Naoyuki Kimura
General Manager
General Affairs Department
Phone:	+81-(0)3-6758-6712

Determination by the “Minebea Employee Stock Holding Partnership” to Approve the Extension of the Trust Period of the “Trust-type Employee Shareholding Incentive Plan (E-Ship®)”

The “Minebea Employee Stock Holding Partnership,” of which employees of the Company group are members, has determined on January 25, 2017, to approve the amendment of the trust agreement and the extension of the end date of the trust period from May 9, 2017 to late December, 2018, of the “Trust-type Employee Shareholding Incentive Plan (E-Ship®)” (the “Plan”) which was reintroduced on May 10, 2012.

The Company, based on the determination above, will consult in good faith to conclude a contract regarding the said extension with the trustee of the “Minebea Employee Stock Holding Partnership Exclusive Trust Account” which has established under the Plan (i.e., Nomura Trust and Banking Co., Ltd.) and the trust administrators who represent the employees’ interests.